Exhibit 99.1

IAMGOLD FORM 40-F FILED ON EDGAR;
ANNUAL REPORT AND AIF FILED ON SEDAR

Toronto, Ontario, March 28, 2011 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) announced today that a Form 40-F report has been filed with the U.S. Securities and Exchange Commission, consisting of the 2010 annual audited financial statements, management discussion and analysis and the annual information form (‘AIF”). These filings are available through EDGAR at www.sec.gov.

The AIF and the 2010 annual audited financial statements and management discussion and analysis have also been filed with the appropriate Canadian regulatory bodies. These filings will be available for viewing and retrieval through the Canadian securities regulatory authorities at www.sedar.com as of March 29, 2010.

Canadian and U.S. regulatory filings are also available on the Company’s website at www.iamgold.com. Hard copies of the audited financial statements and accompanying notes are available, free of charge, to shareholders upon written request.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a leading mid-tier gold mining company producing approximately one million ounces annually from 8 gold mines on 3 continents.   IAMGOLD is uniquely positioned with a strong financial position and extensive management and operational expertise.  To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities.  IAMGOLD’s growth plans are strategically focused in West Africa, select countries in South America and regions of Canada.   IAMGOLD also operates Niobec, a niobium mine in the Canadian province of Quebec.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743  Mobile: (647) 403-5520  Toll-free: 1 888 464-9999  info@iamgold.com

Please note:
Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.